EXHIBIT 99.55

Acclaim Energy Trust Announces Second Quarter 2005 Financial Results

CALGARY, Aug. 4 /CNW/ - Acclaim Energy Trust (“Acclaim” or the “Trust”) (AE.UN - TSX) is pleased to announce its financial and operating results for the six months ended June 30, 2005.

Highlights of the second quarter include:

•                  Average daily production for the quarter totaled 40,017 boe/d an increase of 63% compared to the second quarter of 2004. Acclaim has now provided four consecutive quarters of production at or above 40,000 boe/d since completing the acquisition of properties from ChevronTexaco on June 30, 2004.

•                  Cash flow doubled to $80.5 million in the quarter compared to $39.5 million during the same period a year earlier. Cash flow per unit increased 54% to $0.77 per unit compared to $0.50 per unit in the second quarter of 2004.

•                  Acclaim continued to provide consistent monthly distributions of $0.1625 per unit while maintaining a payout ratio of 64 percent. As at June 30, 2005, Acclaim had provided 33 consecutive months of sustained distributions and a payout ratio for the past four quarters of approximately 65 percent.

•                  During the quarter, Acclaim continued its focus on exploitation and value enhancement of its assets, initiating its operated program with the drilling of a shallow gas play at Castor in east central Alberta and continued development of both oil and natural gas at Pouce Coupe in northwest Alberta.

•                  In the second quarter, Acclaim incurred $35.8 million in exploration and development expenditures while participating in the drilling of 20 gross (13.4 net) wells with a 95 percent success rate.

MESSAGE TO UNITHOLDERS

The second quarter of 2005 represented the fourth consecutive quarter of consistent financial and operating results for Acclaim. Since completing the ChevronTexaco acquisition on June 30, 2004, we have maintained production levels at or above 40,000 boe/d and generated consistent cash flow of approximately $80 million per quarter. During the quarter, we continued to execute on our strategy to increase our emphasis on internal development. Over the past year, we have kept our production levels stable, provided consistent distributions, maintained a payout ratio of approximately 65 percent and funded our cash distributions and exploitation program with cash flow from operations. These results reflect our commitment to provide our unitholders with consistent and reliable results over an extended period of time. Given current commodity prices we expect to maintain this trend throughout the balance of 2005 and into 2006.

Financial and Operating Summary

Financial

($millions except	Three Months Ended June 30			Six Months Ended June 30
per unit amounts)	2005	2004	%	2005	2004	%

Gross revenue	177.5	91.4	94%	348.7	183.1	90%
Cash flow from operations	80.5	39.5	104%	161.0	81.2	98%
Per unit - basic	0.77	0.50	54%	1.54	1.05	47%
Per unit - diluted	0.76	0.47	62%	1.52	0.99	54%
Net earnings	27.5	3.6	664%	10.6	8.6	23%
Per unit - basic	0.26	0.04	550%	0.10	0.11	-9%
Per unit - diluted	0.26	0.04	550%	0.10	0.10	—
Distributions	51.3	38.5	33%	101.9	74.7	36%
Per unit	0.4875	0.4875	—	0.975	0.975	—

Capital expenditures
Development expenditures	35.8	13.3	169%	61.9	29.3	111%
Total capital expenditures	42.3	489.4	-91%	67.1	498.4	-87%
Total assets	1,504.3	1,544.6	-3%	1,504.3	1,544.6	-3%
Long-term debt	329.1	342.2	-4%	329.1	342.2	-4%
Net debt (excluding financial derivatives)	306.2	345.0	-11%	306.2	345.0	-11%
Unitholders’ equity	710.3	773.8	-8%	710.3	773.8	-8%

Weighted average trust units outstanding (thousands)	105,091	79,578	32%	104,582	77,254	35%
Trust units outstanding at period end (thousands)	105,243	97,304	8%	105,243	97,304	8%

Operating

Production
Natural gas (mmcf/d)	100.6	77.8	29%	102.3	79.7	28%
Crude oil (bbl/d)	17,947	9,475	89%	18,492	9,545	94%
Natural gas liquids (bbl/d)	5,302	2,170	144%	5,499	2,054	168%
Barrel of oil equivalent (boe/d, 6:1)	40,017	24,607	63%	41,046	24,884	65%

Average Prices
Natural gas ($/mcf)	7.76	6.84	13%	7.39	6.76	9%
Natural gas (net of financial instruments) ($/mcf)	7.62	6.57	16%	7.34	6.54	12%
Crude oil ($/bbl)	54.53	39.86	37%	52.77	39.47	34%
Crude oil (net of financial instruments) ($/bbl)	45.26	32.46	39%	44.81	33.46	34%
Natural gas liquids ($/bbl)	35.99	32.45	11%	35.44	32.37	9%

Drilling activity (gross)
Natural gas wells	6	4	—	21	14	—
Oil wells	13	5	—	17	11	—
Other	—	1	—	—	1	—
Dry and Abandoned	1	—	—	1	—	—

Total gross wells	20	10	—	39	26	—

Total net wells	13.4	5.7	—	18.6	11.5	—

Success rate (%)	95%	100%	—	97%	100%	—

FINANCIAL RESULTS

For the six months ended June 30, 2005, Acclaim achieved major increases in revenue, cash flow and production volumes over the comparable period in 2004. The acquisition of producing properties from ChevronTexaco during the second quarter 2004, combined with an extensive optimization and 2004 drilling program have provided significant production increases. These production gains combined with very strong commodity prices have resulted in strong financial results.

Acclaim’s gross revenue for the six months ended June 30, 2005 totaled $348.7 million, up 90 percent from $183.1 million reported for the corresponding period in 2004. Revenue for the second quarter 2005 increased to $177.5 million 94 percent higher than the $91.4 million recorded in the second quarter 2004.

Cash flow from operations increased to $161.0 million or $1.54 per basic unit, an increase of 98 percent from $81.2 million or $1.05 per basic unit for the same period in 2004. Cash flow from operations during the second quarter amounted to $80.5 million or $0.77 per basic unit, an increase of 104 percent from $39.5 million or $0.50 per basic unit reported for the same period a year earlier.

Net earnings for the six months ended June 30, 2005 totaled $10.6 million or $0.10 per basic unit as compared to $8.6 million or $0.11 per basic unit for the same period a year earlier. Net earnings include second quarter earnings of $27.5 million or $0.26 per basic unit, as compared to $3.6 million or $0.04 per basic unit in 2004.

The price of West Texas Intermediate (WTI) crude averaged US$51.53 per barrel during the six months ended June 30, 2005, up significantly from an average price of US$36.75 for the same period in 2004. During the second quarter, average WTI increased to US$53.13 per barrel from an average of US$49.90 per barrel in the first quarter of 2005.

For the six months ended June 30, 2005, the Trust received an average crude oil price of $52.77 per barrel as compared to $39.47 per barrel for the comparable period in 2004. Acclaim’s average oil price was $51.09 per barrel during the first quarter 2005.

The Trust’s average natural gas price was $7.39 per thousand cubic feet for the six months ended June 30, 2005, up 9 percent from $6.76 per thousand cubic feet over the same period a year earlier.

Capital spending on development activities for the six months ended June 30, 2005 totaled $61.9 million, up from $29.3 million reported for the same period a year earlier. Total capital expenditures amounted to $67.1 million.

Cash flow in excess of distributions will continue to be directed towards the capital expenditure program and the reduction of current debt levels. During the quarter, long-term debt was reduced by $5.7 million to $329.1 million.

REVIEW OF OPERATIONS

Production in the second quarter continued to be strong despite the impact of plant turnarounds, wet weather and depletion of the Acheson D3a field. Over the first half of 2005, Acclaim’s successful exploitation program has added approximately 3,500 to 4,000 boe/d of production.

Second quarter volumes averaged 40,017 boe/d, comprised of 100.6 mmcf/d of natural gas, 17,947 bbl/d of oil and 5,302 bbl/d of natural gas liquids, compared to second quarter 2004 volumes of 24,607 boe/d, comprised of 77.8 mmcf/d of natural gas, 9,475 bbl/d of oil and 2,170 bbl/d of natural gas liquids.

Second quarter production was approximately two percent lower than expected. Conventional production in Canada tends to be lower in the second quarter due to facility turnarounds and seasonal factors including road bans and wet weather. Additionally, an unusually wet spring, oil production variances at Acheson and longer facility turnarounds at the major facilities processing Acclaim’s natural gas also impacted the quarter. Downtime associated with turnarounds in the quarter resulted in a temporary reduction of approximately 1,400 boe/d and weather related downtime impacted approximately 500 boe/d over the quarter.

Acclaim also experienced a reduction in our quarterly average oil production from the Acheson D3a field of approximately 1,000 boe/d. While the reserve life for the D3a remains short, the pool has outperformed expectations since we began operating the field in the third quarter of 2004. Acclaim continues to replace declining production at Acheson with longer life production at Willesden Green and Pouce Coupe.

The second quarter marked the beginning of Acclaim’s 2005 operated drilling program. We drilled 20.0 gross wells (13.4 net) and another 7.0 gross wells were drilled on Acclaim lands where the Trust did not expend capital. These programs resulted in 19 successful wells (12.4 net), all of which are expected to be on stream by the end of the third quarter. Our operated drilling program focused on shallow gas at Castor in east central Alberta, deeper oil and natural gas at Pouce Coupe in northwest Alberta and heavy oil at Furness in west central Saskatchewan. At the end of the second quarter, Acclaim had three drilling rigs in operation and increased that number to four in the third quarter.

In addition to the drilling program, Acclaim remained very active with our production optimization programs, completing a number of workovers, recompletions and stimulations.

Acclaim continues to add low cost production from these optimization programs, at less than $10,000 per boe/d.

Capital expenditures in the second quarter totaled $35.8 million, including $10.6 million of drilling expenditures, and $22.4 million on facility, equipment and optimization costs.

We continue to forecast a busy second half of 2005. Following Acclaim’s decision to increase 2005 capital investment to $150 million, we will be active on a number of major projects:

•                  Completion of the Castor Gas Plant remains on track for a mid-August start-up. This gas plant will allow currently shut-in volumes to be produced, and will provide capacity for the five well drilling program completed during the quarter and ongoing recompletion efforts.

•                  At Willesden Green and Gilby, our drilling program began in early July, targeting Rock Creek, Cardium oil and Edmonton shallow gas. To date, 18 wells have been licensed (two Rock Creek, five Cardium and 11 shallow gas) and six of the shallow gas locations have already been successfully drilled.

•                  At Pouce Coupe, we successfully cased four wells.

•                  At Dodsland, Acclaim is proceeding with a 27 well program, and is evaluating a second 30 well program for late fourth quarter or early first quarter 2006 execution.

•                  Acclaim continues to work with partners for the approval of a 10 well program at Mitsue for execution in late third quarter or early fourth quarter, with a second contingent 10 well program for early 2006.

•                  At Blackhawk, we continue to evaluate the positive results from our Cadomin completion and review various development alternatives for this highly prospective area, dominated by major exploration and production companies. Located adjacent to the active Cutbank Ridge area, Acclaim holds 13,000 acres of land with the potential for up to 30 deep, long life gas wells.

•                  Other areas we plan to be active through the balance of 2005 include Acheson in central Alberta, Greater Furness in western Saskatchewan, Leon Lake/Shaunavon in southwest Saskatchewan, Huntoon in southeast Saskatchewan and Virden in southwest Manitoba.

CASH DISTRIBUTIONS & TAXABILITY

Acclaim paid distributions of $51.3 million during the quarter or $0.488 per Trust unit. Effective at the June 30, 2005 record date, the Trust revised its practice of paying distributions on the 20th of the month. Acclaim’s policy will now be to pay the distribution five days earlier on or around the 15th of the month.

Based on current financial results, Acclaim continues to estimate that for 2005 income tax purposes, its distributions will be comprised of 30 to 40 percent return of capital and 60 to 70 percent income for Canadian investors. For US investors, Acclaim continues to estimate that its 2005 distributions will be 20 to 30 percent return of capital and 70 to 80 percent qualifying dividend income. Actual taxable amounts will be provided in early 2006.

At the end of second quarter, Acclaim’s non-resident ownership increased to approximately 32 percent of total units outstanding. Acclaim continues to participate with the Canadian Association of Income Funds in order to monitor and provide input to federal policy related to foreign ownership for resource trusts.

COMMODITY PRICE RISK MANAGEMENT

Acclaim believes that it has a responsibility to its unitholders to actively manage variables that could negatively impact unit distributions. As such, Acclaim has an active price risk management program that undertakes to reduce risk exposure to budgeted cash flow projections resulting from uncertainty or changes in commodity prices. Market conditions over the past twelve months have resulted in price volatility increasing to unprecedented levels. Although commodity prices have generally risen during this period, to assume that this trend will continue unabated is presumptuous. For this reason, Acclaim continues to execute its price risk management strategy which is to hedge up to 50 percent of its production for the current and following year.

Core to Acclaim’s hedging strategy is the concept that the type of financial structure chosen is as critical as the outright level in which hedges are transacted. Recognizing that the market has entered a period of great uncertainty, Acclaim is targeting the use of hedging structures that provide the greatest amount of participation in future price increases while maintaining hard floor prices that are reflective of our budget expectations. Although Acclaim’s overall hedging strategy has not changed in terms of goals and objectives, the increase in price volatility experienced has resulted in Acclaim being more active in its approach to managing day-to-day hedging activities.

Looking forward, Acclaim believes that prices will remain strong for both crude oil and natural gas over the short to medium term. Historically high economic growth rates in China and other areas of southeast Asia will continue to result in robust demand while the threat of further terrorism activity and political instability in certain significant producing countries continues to cause concerns about supply. Surprisingly, despite the lowest level of unutilized OPEC production capacity in recent history, inventory levels for both crude oil and natural gas have been increasing over the same period to historically high levels. It is these seemingly contradictory events in the market that is causing credible analysts to have such diverging market views and for price volatility being so high. It is also why Acclaim believes that ongoing pursuit of our commodity price risk management program is both prudent and responsible.

OUTLOOK

Over the past four quarters we have sustained our production over 40,000 boe/d with 30 to 40 percent of cash flow while distributing the balance to unitholders. Given current commodity prices we expect to continue this trend for the balance of 2005 and into 2006.

In our first quarter release, we noted our increased emphasis on exploitation and value enhancement within our existing assets and increased our capital expenditure program to $150 million for 2005. Over the last two quarters we will be executing on large programs which began after break-up in the second quarter. We anticipate that we will drill approximately 90 operated wells in the last half of 2005.

In our first quarter release, we also noted that we had initiated a program to review opportunities outside of Canada. That process is continuing and is complementary to our evaluation of acquisition opportunities in Canada. We will look to be creative and innovative in a competitive acquisition market. Over the last two years we have built a solid base of quality assets. Given the strength of our internal opportunities and increased emphasis on exploitation, we will continue to pursue acquisition opportunities but will remained disciplined.

We look forward to an exciting second half of 2005.

Jack C. Lee           J. Paul Charron

Chairman              President & Chief Executive Officer

August 4, 2005

Acclaim’s complete Second Quarter 2005 Financial Statements, Management Discussion & Analysis and Notes are available on Acclaim’s website at www.acclaimtrust.com or on SEDAR at www.sedar.com.

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s operations or financial results are included in Acclaim’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust’s annual information form for the period ended December 31, 2004, is available on the Trust’s SEDAR company profile at www.sedar.com.

CONSOLIDATED BALANCE SHEETS

	June 30	December 31
($000s unaudited)	2005	2004
		(Restated)
ASSETS
Current assets
Accounts receivable	$102,463	$110,667
Prepaid expenses and deposits	17,278	13,605
Deferred financial derivative loss	1,141	2,818
	120,882	127,090
Property, plant and equipment	1,292,482	1,340,846
Goodwill	87,954	87,954
Deferred financing charges, net of amortization	2,955	3,311

Total assets	$1,504,273	$1,559,201

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$79,736	$123,957
Distributions payable	17,101	16,831
Financial derivative liability	49,093	13,911
	145,930	154,699
Bank debt	329,110	283,845
Convertible debentures	71,602	79,463
Hedging obligation and other liabilities	79	191
Financial derivative liability	13,297	—
Future income taxes	171,160	193,537
Asset retirement obligations	58,745	58,649
	789,923	770,384

Non-controlling interest	4,047	7,837

UNITHOLDERS’ EQUITY
Capital	1,022,927	1,002,063
Accumulated earnings	106,669	96,021
Accumulated distributions	(419,293)	(317,104)
	710,303	780,980

Total liabilities and unitholders’ equity	$1,504,273	$1,559,201

Consolidated Statements of Earnings and Accumulated Earnings

($000s except per unit	Three Months Ended June 30		Six Months Ended June 30
amounts, unaudited)	2005	2004	2005	2004
		(Restated)		(Restated)
REVENUE
Petroleum and natural gas sales	$177,501	$91,407	$348,702	$183,116
Royalties (net of Alberta Royalty Tax Credit)	(37,120)	(17,233)	(74,294)	(34,243)
	140,381	74,174	274,408	148,873
EXPENSES
Operating	29,260	16,702	59,300	33,655
Transportation	2,224	2,225	4,319	4,438
General and administrative	5,206	2,934	10,001	6,354
Interest on bank debt	3,687	2,348	6,644	5,188
Interest on convertible debentures	1,526	837	3,385	1,613
Unit-based compensation	2,695	2,046	5,127	3,304
Depletion, depreciation and amortization	57,527	29,447	115,513	58,924
Accretion of asset retirement obligation	1,173	664	2,346	1,309
Realized loss on financial derivatives	16,471	8,275	27,571	13,648
Unrealized loss (gain) on financial derivatives	(5,983)	(207)	50,156	10,864
	113,786	65,271	284,362	139,297

Earnings (loss) before taxes	26,595	8,903	(9,954)	9,576
Provision for capital taxes	1,093	479	1,776	1,169
Provision for future income taxes (recovery)	(1,971)	4,849	(22,378)	(143)

Net earnings before non-controlling interest	27,473	3,575	10,648	8,550
Non-controlling interest	—	—	—	—

NET EARNINGS	27,473	3,575	10,648	8,550

Accumulated earnings, beginning of period, as previously reported	79,196	71,060	97,892	65,853
Changes in accounting policies	—	(1,327)	(1,871)	(1,095)

Accumulated earnings, beginning of period as restated	79,196	69,733	96,021	64,758

Accumulated earnings, end of period	$106,669	$73,308	$106,669	$73,308

Net earnings per unit
Basic	$0.26	$0.04	$0.10	$0.11
Diluted	$0.26	$0.04	$0.10	$0.10
Weighted average units outstanding
Basic	105,091	79,578	104,582	77,254
Diluted	106,503	83,275	105,987	81,818

Consolidated Statements of Cash Flows

($000s except per unit	Three Months Ended June 30		Six Months Ended June 30
amounts, unaudited)	2005	2004	2005	2004
		(Restated)		(Restated)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings	$27,473	$3,575	$10,648	$8,550
Adjustments for:
Non-controlling interest	—	—	—	—
Unit-based compensation - non-cash	2,246	1,150	4,678	1,719
Depletion, depreciation and amortization	57,527	29,447	115,513	58,924
Accretion of asset retirement obligation	1,173	664	2,346	1,309
Unrealized loss (gain) on financial derivatives	(5,983)	(207)	50,156	10,864
Provision for future income taxes (recovery)	(1,971)	4,849	(22,378)	(143)

Cash flow from operations	80,465	39,478	160,963	81,223
Asset retirement costs incurred	(1,990)	(495)	(2,250)	(958)
Changes in operating working capital	11,962	15,463	(42,763)	(2,081)
	90,437	54,446	115,950	78,184

FINANCING ACTIVITIES
Proceeds from (repayment of) bank debt	(5,690)	116,172	45,265	133,203
Proceeds from issuance of units, net of issue costs	2,722	249,979	5,059	251,021
Proceeds from issuance of convertible debentures	—	75,000	—	75,000
Reduction of hedging obligation and other liabilities	(57)	(566)	(112)	(1,065)
Distributions to unitholders	(51,242)	(38,454)	(101,919)	(74,713)
Changes in financing working capital	99	857	298	1,049
	(54,168)	402,988	(51,409)	384,495
	36,269	457,434	64,541	462,679

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(8,726)	(431,457)	(8,726)	(433,087)
Disposition of petroleum and natural gas properties	2,777	—	4,610	8,906
Capital expenditures	(36,309)	(13,940)	(63,033)	(30,253)
Changes in investing working capital	5,989	(12,037)	2,608	(8,245)
	(36,269)	(457,434)	(64,541)	(462,679)

Cash, beginning and end of period	$—	$—	$—	$—

The Trust paid the following cash amounts:
Interest	$4,060	$2,942	$9,052	$4,910
Capital taxes	$1,582	$438	$1,582	$1,086

For further information: J. Paul Charron, President and Chief Executive Officer, (403) 539-6300 or Kerklan (Kerk) Hilton, Director, Investor Relations, (403) 539-6343, Toll Free: 1-877-539-6300, info@acclaimtrust.com, www.acclaimtrust.com;

To request a free copy of this organization’s annual report, please go to http://www.newswire.ca and click on reports@cnw.